Exhibit 8.1

List of Significant Subsidiaries and VIEs of the Registrant

Subsidiaries	Place of incorporation
Ninjas in Pyjamas Gaming AB	Sweden
ESVF (Hong Kong) Esports Limited	Hong Kong
Wuhan Muyecun Network Technology Co., Ltd.	PRC
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd.	PRC
Shenzhen Weiwu Esports Internet Technology Co., Ltd.	PRC
Hongli Culture Communications (Wuhan) Co., Ltd.	PRC
ZSZQ Limited	Cayman Islands
ZSZQ (HK) Limited	Hong Kong
Beijing ZSZQ Network Technology Co., Ltd.	PRC

VIEs	Place of incorporation
Wuhan Alunyou Network Information Development Co., Ltd.	PRC
Wuhan Young Will Ltd.	PRC